Exhibit 99.1

PATENT ASSET PURCHASE AGREEMENT

Contract No.: [TJXXH202606001]

This Agreement is executed by and between the following parties on [June] [5], [2026] in [Tianjin]:

Party A (Transferor): [Tianjin Qianli Culture Media Co., Ltd.]

Unified Social Credit Code: [91120111MAD9YEX61U]

Registered Address: [Factory Building C19, No. 22 Factory Building, Courtyard No. 27, Minhe Road, Xiqing Economic and Technological Development Zone, Tianjin]

Legal Representative: [Liu Dailong]

Party B (Transferee): Tianjin Information Sea Information Technology Co., Ltd.

Unified Social Credit Code: [91120118MA05L0890C]

Registered Address: [Room 1704-8359, Block A, Kuangshi International Building, Xiangluowan, Tianjin Free Trade Zone (Central Business District)]

Legal Representative: [Liu Zhixin]

WHEREAS

1. Party A legally owns the patents and/or patent applications listed in Appendix 1 hereto, as well as related technical materials, implementation materials, improvement results, and other relevant intangible asset rights and interests.

2. Party B is a wholly owned subsidiary of Datasea Intelligent Technology Ltd. (NASDAQ: DTSS, hereinafter referred to as “DTSS”). Party B intends to purchase from Party A the patent intangible assets contemplated hereunder for use in the related business development, technology application, product research and development, market expansion, and other lawful business purposes of Party B and its affiliates.

3. The Parties agree that the purchase price for the patent intangible assets under this transaction shall be RMB Seven Million only (RMB 7,000,000.00). Upon consultation between the Parties, the consideration for this transaction is proposed not to be paid in cash, but rather by Party B arranging for its parent company, DTSS, subject to board approval and compliance with applicable securities laws, Nasdaq rules, and BVI law, to issue Class A ordinary shares of DTSS to two natural persons designated by Party A as the method by which Party B pays the purchase price hereunder.

4. Party A confirms that the two natural persons are the ultimate share recipients designated by Party A. After DTSS completes the issuance of the consideration shares to the two recipients, Party B shall be deemed to have completed the corresponding payment obligation for the purchase price hereunder. Party A shall not further claim against Party B or DTSS for cash payment, compensation, additional payment, or any other payment request in respect of such purchase price, unless otherwise expressly provided in this Agreement.

5. The Parties confirm that DTSS is not the transferee of the subject assets hereunder and is not a signing party to this Agreement. Unless DTSS separately signs a written confirmation document, makes valid board approval, or otherwise assumes obligations pursuant to applicable law, DTSS shall not automatically become a direct debtor or obligated party hereunder by reason of this Agreement.

Based on the Civil Code of the People’s Republic of China, the Patent Law of the People’s Republic of China, and other applicable laws and regulations, and taking into account U.S. securities laws and regulations, Nasdaq rules, BVI law, DTSS corporate governance documents, and transfer agent requirements, the Parties, on the basis of equality, voluntariness, authenticity, and full consultation, hereby agree as follows:

Article 1 Definitions

1. “Subject Patents” means the patent rights, patent application rights, and related rights and interests transferred by Party A to Party B pursuant to this Agreement. Specific information is set out in Appendix 1.

2. “Subject Assets” means the Subject Patents transferred hereunder, as well as technical materials, R&D materials, implementation materials, experimental data, drawings, explanatory documents, improvement results, know-how, application solutions, and other related intangible asset rights and interests relating to the Subject Patents.

3. “Purchase Price” means the total consideration paid by Party B for the purchase of the Subject Assets, namely RMB Seven Million only (RMB 7,000,000.00).

4. “DTSS” means Datasea Intelligent Technology Ltd., a company incorporated and validly existing under the laws of the British Virgin Islands, whose Class A ordinary shares are listed and traded on the Nasdaq Capital Market in the United States under the ticker symbol DTSS.

5. “Designated Share Recipients” means the two natural persons designated by Party A to receive the consideration shares, namely Natural Person A [name/identity document number/address] and Natural Person B [name/identity document number/address]. The two recipients are not the transferor or transferee of the Subject Assets hereunder, but shall each execute the investor confirmation, non-affiliation, no nominee holding, and no acting-in-concert confirmation documents under the appendices to this Agreement.

6. “Consideration Shares” means the Class A ordinary shares of DTSS proposed to be issued by DTSS to the two Designated Share Recipients as arranged by Party B pursuant to DTSS board approval, applicable securities laws, Nasdaq rules, BVI law, legal opinions, and transfer agent requirements.

7. “Restricted Securities” means securities that have not been registered under the U.S. Securities Act of 1933, bear transfer restrictions and a restrictive legend, and may be transferred only in compliance with Rule 144, Regulation S, Section 4(a)(2), Regulation D, or other applicable securities law exemption requirements.

8. “Issue Price” means the per-share price used to calculate the number of Consideration Shares, which shall in principle be the closing price of DTSS Class A ordinary shares on the Nasdaq Capital Market on the trading day immediately preceding the share issuance; provided, however, that the Issue Price shall not be lower than the Minimum Price. If the closing price on the trading day immediately preceding the closing date is lower than the Minimum Price, the Issue Price for this issuance shall automatically be adjusted to the Minimum Price, or the Parties shall otherwise confirm an issue price not lower than the Minimum Price pursuant to DTSS board approval, securities counsel’s opinion, and transfer agent requirements.

9. “Minimum Price” means the minimum price under Nasdaq rules, generally the lower of (i) the Nasdaq official closing price on the trading day immediately preceding the execution of a binding agreement and (ii) the average Nasdaq official closing price for the five trading days immediately preceding the execution of a binding agreement, or such other minimum price standard as may be prescribed by applicable Nasdaq rules from time to time.

10. “Issuance Quantity Cap” means that the aggregate number of Consideration Shares issued to the Designated Share Recipients in this issuance shall not reach or exceed 20% of DTSS’s total issued ordinary shares or total voting power prior to this issuance; in order to avoid triggering Nasdaq shareholder approval rules, the number of Consideration Shares in this issuance shall be controlled within 19.99% of DTSS’s total issued ordinary shares and total voting power prior to this issuance, whichever is lower.

11. “Beneficial Ownership Cap” means that, after completion of this issuance, each Designated Share Recipient, together with his or her respective affiliates, persons acting in concert, joint beneficial owners, and entities controlled or jointly controlled by him or her, shall not beneficially own in aggregate more than 9.99% of DTSS’s total issued ordinary shares and total voting power after the issuance, whichever is lower. The two recipients shall separately execute confirmation documents confirming that there is no affiliation, acting-in-concert relationship, nominee holding, trust holding, joint beneficial ownership, joint voting, return of proceeds, repurchase, or any other arrangement between them that may cause their beneficial ownership to be aggregated. If the foregoing facts change, or if applicable law, securities counsel’s opinion, Nasdaq, or the transfer agent requires aggregation, the two recipients shall be subject to an aggregated 9.99% Beneficial Ownership Cap and the issuance quantity shall be automatically adjusted accordingly.

Article 2 Subject Patents and Scope of Transfer

1. Party A agrees to transfer to Party B all Subject Patents and related rights and interests listed in Appendix 1, and Party B agrees to accept such transfer.

2. The Subject Patents include, without limitation, the following rights and interests: (1) patent rights, patent application rights, and subsequent granted rights; (2) patent implementation rights, licensing rights, transfer rights, income rights, enforcement rights, and disposal rights; (3) technical materials, R&D materials, design materials, implementation materials, experimental data, process documents, drawings, specifications, testing materials, and other technical documents related to the Subject Patents; (4) improvement results, derivative results, application solutions, and commercially implementable materials related to the Subject Patents that have been formed or are being formed; and (5) other rights and interests related to the Subject Patents that Party A legally owns and may transfer.

3. Unless otherwise agreed herein, the territorial scope of the transfer of the Subject Patents shall be worldwide. If, due to competent authority registration requirements or legal system restrictions, separate registration, filing, translation, notarization, authentication, or other procedures are required in certain countries or regions, Party A shall provide cooperation.

4. From the date on which the transfer registration of the Subject Patents is completed, Party B shall enjoy full ownership, use rights, implementation rights, income rights, and disposal rights in respect of the Subject Assets. Without Party B’s written consent, Party A shall not in any manner use, license others to use, transfer, pledge, contribute as capital, create encumbrances over, or dispose of the Subject Assets.

Article 3 Purchase Price and Payment Method

1. The Parties confirm that the Purchase Price for the Subject Assets is RMB Seven Million only (RMB 7,000,000.00). Such price is determined by the Parties with reference to the technical value of the Subject Assets, commercial application prospects, a third-party independent valuation report, and market-based negotiation.

2. The Parties agree that the share payment arrangement stipulated in this Article is one of the methods by which Party B pays the Purchase Price hereunder. Such share issuance and delivery shall be subject to DTSS board approval, applicable legal opinions, Nasdaq rules, BVI law, and confirmation that the issuance can be processed.

3. The total number of Consideration Shares shall be calculated according to the following formula: total number of Consideration Shares = RMB 7,000,000 ÷ applicable RMB/USD exchange rate ÷ Issue Price. The applicable RMB/USD exchange rate shall in principle be the RMB/USD central parity rate authorized and published by the People’s Bank of China on the business day immediately preceding the share issuance closing date, or such other exchange rate as may be confirmed in writing by the Parties and approved by the DTSS board of directors.

4. The Issue Price shall in principle be the closing price of DTSS Class A ordinary shares on the Nasdaq Capital Market on the trading day immediately preceding the closing date; provided, however, that in no event shall the Issue Price be lower than the Minimum Price. If the foregoing closing price is lower than the Minimum Price, the Issue Price shall automatically be adjusted to the Minimum Price, or the Parties shall otherwise confirm an issue price not lower than the Minimum Price pursuant to DTSS board approval, securities counsel’s opinion, and transfer agent requirements.

5. The aggregate number of Consideration Shares issued to the two recipients in this issuance shall not reach or exceed 20% of DTSS’s total issued ordinary shares or total voting power prior to this issuance and shall be controlled within 19.99% of the total issued ordinary shares and total voting power prior to the issuance, whichever is lower. Each of the two recipients, together with his or her respective affiliates, persons acting in concert, joint beneficial owners, and entities controlled or jointly controlled by him or her, shall not beneficially own in aggregate more than 9.99% of DTSS’s total issued ordinary shares and total voting power after completion of this issuance, whichever is lower.

6. The Parties confirm that there is no affiliation, acting-in-concert relationship, nominee holding, trust holding, joint beneficial ownership, joint voting, return of proceeds, repurchase, guaranteed return, or other arrangement between the two recipients that may cause beneficial ownership to be aggregated.

7. If the number of Consideration Shares calculated based on the Purchase Price, applicable exchange rate, and Issue Price may reach or exceed the Issuance Quantity Cap, or may cause any Designated Share Recipient to exceed the Beneficial Ownership Cap, or if the Issue Price may be lower than the Minimum Price, the final number of shares to be issued shall automatically be reduced to the maximum issuable number that does not trigger the relevant restrictions; the Issue Price shall automatically be adjusted to not lower than the Minimum Price. Any shortfall shall be separately negotiated by Party A and Party B and handled by cash payment, deferred payment, reduction of transaction scope, installment issuance, or other lawful means.

8. The Consideration Shares are unregistered Restricted Securities and have not been registered under the U.S. Securities Act of 1933. The two recipients shall not transfer, sell, pledge, distribute, or otherwise dispose of such shares unless in compliance with Rule 144, Regulation S, an effective registration statement, or another applicable exemption under securities laws.

Article 4 Conditions Precedent to the Share Payment Arrangement

1. This Agreement has been lawfully executed by Party A and Party B and has become effective.

2. Party B has obtained, or has caused DTSS to obtain, board approval, including approval of the issuance recipients, issuance quantity, issue price, issuance purpose, securities law exemption, restrictive legend, transfer restrictions, and issuance instructions to be delivered to the transfer agent.

3. Party A has fully delivered to Party B the materials related to the Subject Assets and has cooperated in preparing the documents required for the patent right transfer registration.

4. Party A has executed the designated share receipt confirmation letter, confirming that after the two recipients acquire the Consideration Shares, Party A shall have no direct or indirect ownership, income rights, voting rights, disposal rights, control rights, or other beneficial interests in such shares, nor shall there be any nominee holding, entrusted holding, return of proceeds, joint sale, joint voting, or other similar arrangement.

5. The two recipients have separately executed investor confirmation letters, non-affiliate, no nominee holding, no acting-in-concert, and beneficial ownership confirmation documents, and have provided identity documents, investor questionnaires, tax documents, and other reasonably requested documents as required by DTSS, securities counsel, BVI counsel, and the transfer agent.

6. This issuance does not violate applicable U.S. securities laws and regulations, Nasdaq rules, BVI law, the articles of DTSS, or other applicable regulatory requirements; the Issue Price for this issuance shall not be lower than the Minimum Price, and the aggregate number of Consideration Shares issued to the two recipients shall not reach or exceed 20% of DTSS’s total issued ordinary shares or total voting power prior to this issuance and shall be controlled within 19.99%.

7. If, during the processing of the issuance, it is found that the number of Consideration Shares calculated based on RMB 7,000,000, the applicable exchange rate, and the Issue Price may trigger the Nasdaq 20% Rule, exceed the Issuance Quantity Cap, exceed the Beneficial Ownership Cap, or if the Issue Price is lower than the Minimum Price, the final number of shares to be issued shall automatically be reduced to the maximum issuable number that does not trigger the relevant restrictions, and the Issue Price shall automatically be increased to not lower than the Minimum Price; any resulting shortfall shall be separately negotiated and handled by Party A and Party B in accordance with this Agreement.

8. The transfer agent has accepted the relevant issuance documents, board resolutions, legal opinions, and issuance instructions, and has confirmed that the registration of the Consideration Share issuance can be processed.

Article 5 Delivery of Subject Asset Materials and Registration

1. Party A shall, within [5] business days after execution of this Agreement, deliver to Party B all materials related to the Subject Assets, including without limitation patent certificates, patent application documents, notices of grant, ownership certification documents, patent specifications, claims, drawings, office action notices and response documents, R&D materials, technical solutions, experimental data, test reports, application solutions, product materials, process documents, design drawings, technical descriptions, materials relating to licensing/transfer/pledge/security/disputes/litigation/administrative proceedings/invalidation proceedings, and other materials reasonably requested by Party B.

2. Party A shall, within [5] business days after execution of this Agreement, cooperate with Party B in submitting the application for transfer registration of the Subject Patents to the China National Intellectual Property Administration or other competent authority. If the registration authority requires supplementation, explanation, signing, sealing, notarization, authentication, or provision of other materials, Party A shall cooperate in a timely manner. The issuance of the Consideration Shares shall be conditional upon completion of the transfer registration of the Subject Patents, or at least upon acceptance by the China National Intellectual Property Administration of the transfer application and Party A’s delivery of all transfer documents.

3. The registration fees for the transfer of the Subject Patents shall be borne by [Party B/Party A/the Parties equally at 50% each]. If the registration cannot be processed or is rejected due to reasons attributable to Party A, the relevant fees and losses shall be borne by Party A.

4. The transfer of ownership of the Subject Patents shall be deemed completed from the date on which the transfer registration is completed and recorded in the register of the competent authority. Before completion of the registration, Party A shall not transfer, license, pledge, or create any third-party rights over the Subject Assets.

Article 6 Representations, Warranties, and Covenants of Party A

1. Party A is a corporate legal person duly established and validly existing under law, and has the right to execute and perform this Agreement and complete the transactions contemplated hereunder.

2. Party A legally, fully, and validly owns the Subject Assets, and there are no title defects, nominee holdings, co-ownership, pledges, seizures, freezes, licensing restrictions, transfer restrictions, or other third-party encumbrances.

3. There are no undisclosed invalidation proceedings, ownership disputes, infringement disputes, administrative penalties, litigation, arbitration, preservation measures, enforcement proceedings, or other circumstances relating to the Subject Patents that may affect the completeness, stability, or commercial use of the rights in the Subject Assets.

4. Party A’s transfer of the Subject Assets does not violate any laws or regulations, court judgments, arbitral awards, administrative decisions, contractual arrangements, or other documents binding upon Party A.

5. The Subject Assets do not infringe any third-party patent rights, copyrights, trade secrets, technical secrets, trademark rights, or other intellectual property rights. If Party B, DTSS, or their affiliates suffer losses due to any title defect or infringement matter existing in the Subject Assets prior to execution of this Agreement, Party A shall bear full liability for compensation.

6. Party A has fully, truthfully, and accurately disclosed to Party B the materials relating to the Subject Assets, and there is no concealment, false record, misleading statement, or material omission.

7. After execution of this Agreement, Party A shall not, by itself or through any third party, continue to use, implement, license, transfer, pledge, or dispose of the Subject Assets, unless otherwise agreed in writing by Party B.

8. Party A confirms that the two recipients are the final share recipients designated by Party A. After DTSS completes the issuance of the Consideration Shares to the two recipients, the Purchase Price hereunder shall be deemed paid in full to Party A.

9. Party A confirms that, except for any internal arrangement between Party A and the two recipients, Party B and DTSS shall have no obligation to examine, assume, or perform any creditor-debtor relationship, distribution arrangement, collection arrangement, or other internal relationship between Party A and the two recipients. Party A shall not claim liability against Party B or DTSS due to any dispute between Party A and the two recipients.

Article 7 Representations, Warranties, and Covenants of Party B

1. Party B is a corporate legal person duly established and validly existing under law, and has the right to execute and perform this Agreement and complete the transactions contemplated hereunder.

2. Party B shall accept the transfer of the Subject Assets in accordance with this Agreement and cooperate in handling the transfer registration procedures for the Subject Patents.

3. Party B shall, after satisfaction of the conditions precedent to the share payment arrangement as set forth in this Agreement, cause DTSS to process the issuance of the Consideration Shares pursuant to its board approval, applicable laws and regulations, Nasdaq rules, BVI law, securities counsel’s opinion, and transfer agent requirements.

4. Party B shall have the right to use the transferred Subject Assets for its own and its affiliates’ R&D, production, sales, licensing, financing, cooperation, capital contribution, transfer, and other lawful commercial purposes.

Article 8 DTSS Share Issuance Arrangement and Automatic Adjustment Mechanism

1. The Parties confirm that DTSS is not a signing party to this Agreement. Party B’s arrangement for DTSS to issue the Consideration Shares is only one of the methods by which Party B pays the Purchase Price hereunder and shall be subject to DTSS board approval, applicable securities laws, Nasdaq rules, BVI law, legal opinions, and the transfer agent’s ability to process the issuance.

2. DTSS does not undertake that the Consideration Shares may be freely traded immediately, does not undertake to register resale for the two recipients, and does not undertake to repurchase, provide price support, guarantee principal, compensate returns, or arrange market sales. Any future transfer of the Consideration Shares by the two recipients shall be made by the recipients themselves in compliance with U.S. securities laws, Rule 144, Regulation S, Nasdaq rules, transfer agent requirements, and other applicable regulatory requirements.

3. If, due to applicable laws and regulations, Nasdaq rules, U.S. securities counsel’s opinion, BVI counsel’s opinion, or transfer agent requirements, this share issuance cannot be completed, or the issuance quantity needs to be adjusted, the Issue Price increased, the issuance path changed, or the issuance delayed, the Parties shall resolve the matter through friendly consultation; Party B shall not assume liability for breach of contract as a result, except where caused by Party B’s willful misconduct or gross negligence.

4. If the number of Consideration Shares calculated based on the RMB 7,000,000 Purchase Price, applicable exchange rate, and Issue Price may reach or exceed the Issuance Quantity Cap, or may cause either of the two recipients to exceed the Beneficial Ownership Cap, or if the two recipients are required to aggregate their beneficial ownership due to affiliation, acting in concert, nominee holding, joint beneficial ownership, or similar arrangements and such aggregation exceeds the Beneficial Ownership Cap, the final number of shares to be issued shall automatically be reduced to the maximum issuable number that does not trigger the relevant restrictions, and the share allocation ratio between the two recipients may be adjusted accordingly.

5. If the Issue Price is lower than the Minimum Price, the Issue Price shall automatically be increased to not lower than the Minimum Price; after adjustment of the Issue Price, if the number of shares to be issued may still trigger the Issuance Quantity Cap, Beneficial Ownership Cap, or other regulatory restrictions, the final number of shares to be issued shall continue to be automatically reduced to the maximum issuable number that does not trigger the relevant restrictions. Any shortfall shall be separately negotiated by Party A and Party B and handled by cash payment, deferred payment, installment issuance, reduction of transaction scope, adjustment of the Purchase Price, or other lawful means.

Article 9 Confirmations and Covenants of the Designated Share Recipients

1. The two recipients are not signing parties to this Agreement, but as the final recipients of the Consideration Shares designated by Party A, they shall each execute the documents listed in Appendix 3, Appendix 4, and Appendix 5 hereto, and shall be responsible for the truthfulness, accuracy, and completeness of their respective confirmations and covenants.

The two recipients shall each confirm that he is the ultimate beneficial owner of the Consideration Shares and that his acquisition of the Consideration Shares is based on his own lawful rights and interests arrangement, and that there is no nominee holding, entrusted holding, trust holding, holding in name only, or other similar arrangement for Party A, Party B, DTSS, or any third party.

2. The two recipients shall each confirm that he is not a director, officer, shareholder holding more than 10%, affiliate, or affiliate-controlled entity of DTSS, nor an agent, nominee holder, person acting in concert, or trustee of any of the foregoing.

3. The two recipients shall jointly confirm that there is no affiliation, acting-in-concert relationship, joint voting arrangement, joint sale arrangement, return of proceeds arrangement, repurchase arrangement, guaranteed return arrangement, compensation arrangement, nominee holding arrangement, joint beneficial ownership arrangement, or other arrangement between them that may cause beneficial ownership to be aggregated.

4. Each of the two recipients, together with his respective affiliates, persons acting in concert, joint beneficial owners, and entities controlled or jointly controlled by him, shall not beneficially own in aggregate more than 9.99% of DTSS’s total issued ordinary shares and total voting power after completion of this issuance, whichever is lower. If the non-affiliation and no acting-in-concert confirmations between the two recipients are untrue or inaccurate, or if aggregation is required pursuant to applicable law, Nasdaq rules, securities counsel’s opinion, or transfer agent requirements, the two recipients shall be subject to an aggregated 9.99% Beneficial Ownership Cap, and the final issuance quantity and allocation ratio shall be automatically reduced or adjusted.

5. The two recipients shall confirm that the Consideration Shares acquired by them are unregistered Restricted Securities and have not been registered under the U.S. Securities Act of 1933, and cannot be freely traded immediately. The two recipients covenant that, before obtaining an effective registration statement or qualifying under Rule 144, Regulation S, or another applicable securities law exemption, and before satisfying the requirements of DTSS, securities counsel, and the transfer agent, they shall not sell, transfer, pledge, or otherwise dispose of the Consideration Shares.

6. If any representation, warranty, or covenant of either of the two recipients is false, misleading, materially omitted, or breached, causing Party A, Party B, DTSS, or their affiliates to suffer regulatory inquiries, trading restrictions, legal liability, expenses, or other losses, the relevant responsible party shall bear compensation liability in accordance with law.

Article 10 Taxes and Fees

1. Taxes and fees within China arising from the transfer of the Subject Patents shall be borne by Party A and Party B respectively in accordance with PRC laws and regulations.

2. Any taxes and fees arising from the issuance, holding, transfer, sale, income, or tax filing of the Consideration Shares shall be borne by the two recipients themselves in accordance with applicable law.

3. If any party legally has withholding, filing, recordation, or information reporting obligations, the Parties and the two recipients shall provide cooperation.

4. This Agreement does not constitute tax advice provided by any party to any other party or to the two recipients. The relevant parties shall consult their own tax advisors.

Article 11 Confidentiality

1. The Parties and the two recipients shall keep confidential all trade secrets, technical materials, financial information, transaction arrangements, securities issuance materials, material non-public information, and other non-public information obtained during the negotiation, execution, and performance of this Agreement.

2. Without the written consent of the information disclosing party, no party shall disclose the foregoing information to any third party, except where disclosure is required by laws and regulations, securities regulators, Nasdaq, audit institutions, lawyers, valuation institutions, transfer agents, tax advisors, competent governmental authorities, or judicial authorities.

3. If DTSS needs to disclose information relating to this transaction based on U.S. securities laws and regulations, Nasdaq rules, investor relations, audit, or information disclosure requirements, Party A, Party B, and the two recipients shall provide cooperation.

4. The confidentiality obligations under this Article shall take effect from the date of execution of this Agreement and shall remain valid for three years; with respect to trade secrets, technical secrets, or material non-public information, such obligations shall continue to remain valid until such information is lawfully disclosed to the public.

Article 12 Liability for Breach

1. If any party breaches this Agreement and causes losses to another party, such breaching party shall bear liability for breach and compensate the non-breaching party for all actual losses suffered as a result, including without limitation attorney’s fees, litigation fees, arbitration fees, preservation fees, valuation fees, travel expenses, and other reasonable enforcement costs.

2. If Party A fails to deliver the Subject Asset materials or cooperate in handling the transfer registration as agreed herein, Party A shall pay liquidated damages to Party B at [one] ten-thousandth of the Purchase Price for each day of delay; if the delay exceeds [30] days, Party B shall have the right to terminate this Agreement and require Party A to compensate losses.

3. If, due to title defects, infringement, undisclosed encumbrances, or third-party claims attributable to Party A, the Subject Patents cannot be transferred, cannot be used, are declared invalid, or Party B/DTSS suffers losses, Party A shall return all transaction benefits obtained and compensate Party B, DTSS, and their affiliates for all losses.

4. If the issuance of the Consideration Shares cannot be completed, is delayed, requires adjustment of the issuance quantity, or requires an increase in the Issue Price due to U.S. securities laws and regulations, Nasdaq rules, BVI law, transfer agent requirements, or legal counsel’s opinions, and such circumstance is not caused by Party B’s willful misconduct or gross negligence, Party B shall not bear liability for breach. The Parties shall negotiate in good faith regarding alternative payment arrangements or transaction adjustments.

Article 13 Effectiveness, Amendment, and Termination of the Agreement

1. This Agreement is established and becomes effective from the date on which it is signed and sealed by Party A and Party B; however, the payment of the Purchase Price by DTSS Class A ordinary shares and the related share issuance arrangements hereunder shall be subject to DTSS board approval, issuance of applicable legal opinions, and confirmation by the transfer agent that the issuance can be processed. If the foregoing conditions precedent cannot be satisfied, the Parties shall separately negotiate alternative payment methods, deferred performance, reduction of transaction scope, or transaction adjustment, and Party B shall not assume liability for breach as a result, except where caused by its willful misconduct or gross negligence.

2. During the performance of this Agreement, any amendment, supplement, or modification shall be agreed in writing by Party A and Party B and shall constitute an integral part of this Agreement; matters involving confirmations by the two recipients shall be correspondingly signed or confirmed by the two recipients.

3. Upon the occurrence of any of the following circumstances, the non-breaching party shall have the right to terminate this Agreement: (1) the Subject Assets have material title defects, infringement risks, or cannot complete transfer registration; (2) any representation, warranty, or covenant made by Party A or the two recipients contains material falsehood, misleading statement, or omission; (3) any party materially breaches this Agreement and fails to cure within [15] days after receiving written notice; (4) due to laws and regulations, regulatory requirements, or transfer agent requirements, the core transaction arrangements hereunder cannot be implemented, and the Parties are unable to reach agreement on an alternative solution; or (5) any other termination circumstance stipulated in this Agreement or prescribed by law.

4. Termination of this Agreement shall not affect the provisions on liability for breach, confidentiality, dispute resolution, taxes and fees, and other provisions that by their nature should continue to remain effective.

Article 14 Notices

1. Notices issued by the Parties regarding matters hereunder shall be delivered by hand, courier, email, or other verifiable means to the addresses set forth on the first page of this Agreement or in the relevant appendices.

2. If the contact information of any party changes, such party shall notify the other parties in writing [3] business days in advance. If notice is not given in a timely manner, the original contact information shall still be deemed a valid address for service.

3. A notice delivered by hand shall be deemed served on the date of receipt; a notice sent by courier shall be deemed served on the date of receipt or the date of first delivery attempt; a notice sent by email shall be deemed served on the date on which the email system shows successful sending, except where the sender receives a bounce-back or sending failure notification.

Article 15 Force Majeure

1. If any party is unable to perform or delays performance of this Agreement due to earthquake, flood, fire, typhoon, war, riot, strike, government action, major public health event, change in laws and regulations, change in regulatory policy, abnormal interruption of the securities market, or other unforeseeable, unavoidable, and insurmountable event, the affected party shall be exempted or partially exempted from liability to the extent affected by force majeure.

2. The party affected by force majeure shall notify the other parties within a reasonable period and provide relevant supporting documents. The Parties shall consult amicably to decide whether to defer performance, partially perform, modify the method of performance, or terminate this Agreement.

Article 16 Governing Law and Dispute Resolution

1. The formation, validity, interpretation, performance, amendment, termination, and dispute resolution of this Agreement shall be governed by the laws of the People’s Republic of China. However, matters involving the issuance of DTSS shares, U.S. securities law, Nasdaq rules, BVI company law, and transfer agent matters shall be governed by the laws, rules, and regulatory requirements of the corresponding jurisdictions.

2. Any dispute arising from or in connection with this Agreement shall first be resolved by the Parties through friendly consultation. If consultation fails, either party may bring a lawsuit before the competent people’s court at the place where Party B is located.

3. Notwithstanding the foregoing paragraph, with respect to matters involving DTSS securities issuance, share registration, securities transfer restrictions, U.S. securities law, Nasdaq rules, or BVI company law, the Parties and the two recipients agree to cooperate with Party B and DTSS in handling such matters in accordance with the requirements of the relevant jurisdictions, and shall not require Party B or DTSS to take any action that violates applicable laws and regulations, exchange rules, or transfer agent requirements.

Article 17 Miscellaneous

1. The appendices to this Agreement constitute an integral part of this Agreement and have the same legal effect as the body of this Agreement.

2. Matters not covered herein shall be addressed by the Parties through a separately executed supplemental agreement. If the supplemental agreement is inconsistent with this Agreement, the supplemental agreement shall prevail; however, with respect to matters involving the issuance of DTSS shares, DTSS board approval documents, securities counsel’s opinion, BVI counsel’s opinion, and transfer agent requirements shall prevail.

3. This Agreement is made in [two] originals, with Party A and Party B each holding one original, each having the same legal effect. The confirmation documents signed by the two recipients may be separately retained as appendices to this Agreement.

4. The Parties confirm that they have fully read, understood, and agreed to all terms of this Agreement, especially the provisions regarding Restricted Securities, unregistered shares, beneficial ownership, no nominee holding, no acting in concert, Issuance Quantity Cap, Minimum Price, automatic adjustment mechanism, liability for breach, and dispute resolution.

Appendix 1: List of Subject Patents

Appendix 2: Party A Designated Share Receipt Confirmation Letter

Appendix 3: Investor Confirmation Letter of Designated Share Recipient A

Appendix 4: Investor Confirmation Letter of Designated Share Recipient B

Appendix 5: Non-Affiliation, No Nominee Holding, No Acting-in-Concert, and Consideration Share Calculation Confirmation Form

[The following is the signature page, with no body text]

Party A (Seal): Tianjin Qianli Culture Media Co., Ltd. Legal Representative/Authorized Representative: Date: June 5, 2026	Party B (Seal): Tianjin Information Sea Information Technology Co., Ltd. Legal Representative/Authorized Representative: Date: June 5, 2026

Appendix 1: List of Subject Patents

No.	Patent Name	Patent Type	Patent No./ Application No.	Application Date	Grant Publication Date	Rights Holder	Legal Status
1	[A cloud detection method based on scene-level semantic guidance and block-level boundary unmixing]	[Invention]	[202410651396.X]	[May 24, 2024]	[August 9, 2024]	[Tianjin Qianli Culture Media Co., Ltd.]	[Granted/Valid]

Appendix 2: Party A Designated Share Receipt Confirmation Letter

To: Tianjin Information Sea Information Technology Co., Ltd.

Tianjin Qianli Culture Media Co., Ltd., as the transferor under the Patent Asset Purchase Agreement, hereby irrevocably confirms as follows:

1. The Company designates Natural Person Yang Zhaobing [230823196910272485] and Natural Person Lü Hongwei [142202200001280992] as the final recipients of the Consideration Shares under the Patent Asset Purchase Agreement.

2. After Datasea Intelligent Technology Ltd. issues Class A ordinary shares of DTSS to the two recipients in accordance with its board approval, applicable laws and regulations, Nasdaq rules, BVI law, securities counsel’s opinion, and transfer agent requirements, Tianjin Information Sea Information Technology Co., Ltd. shall be deemed to have completed the corresponding payment obligation for the Purchase Price under the Patent Asset Purchase Agreement.

3. The Company confirms that after the Consideration Shares are issued in the names of the two recipients, the Company shall have no direct or indirect ownership, income rights, voting rights, disposal rights, control rights, or other beneficial interests in such shares.

4. Any internal relationship, distribution arrangement, creditor-debtor relationship, or other arrangement between the Company and the two recipients shall not be asserted against Tianjin Information Sea Information Technology Co., Ltd. or Datasea Intelligent Technology Ltd. The Company shall not require Tianjin Information Sea Information Technology Co., Ltd. or Datasea Intelligent Technology Ltd. to repurchase, compensate, assist in sale, arrange realization, or assume any liability under any internal relationship between the Company and the two recipients.

5. The Company confirms that, to the Company’s knowledge, there is no affiliation, acting-in-concert relationship, nominee holding, joint beneficial ownership, joint voting, return of proceeds, or other arrangement between the two recipients that may cause beneficial ownership to be aggregated. If this confirmation changes, the Company shall immediately notify Tianjin Information Sea Information Technology Co., Ltd. in writing.

Confirming Party (Seal): Tianjin Qianli Culture Media Co., Ltd. Legal Representative/Authorized Representative: Date: June 5, 2026

Appendix 3: Investor Confirmation Letter of the Designated Share Recipient

To: Tianjin Information Sea Information Technology Co., Ltd.; Datasea Intelligent Technology Ltd.

I, Yang Zhaobing, hereby confirm as follows:

1. I am a Designated Share Recipient under the Patent Asset Purchase Agreement and the ultimate beneficial owner of the Consideration Shares proposed to be acquired.

2. I am not a director, officer, shareholder holding more than 10%, affiliate, or affiliate-controlled entity of Datasea Intelligent Technology Ltd., nor am I an agent, nominee holder, person acting in concert, or trustee of any of the foregoing.

3. The DTSS Class A ordinary shares acquired by me are unregistered Restricted Securities and have not been registered under the U.S. Securities Act of 1933. I understand that such shares may not be freely traded immediately and shall be subject to Rule 144, Regulation S, an effective registration statement or other applicable securities law exemption, and transfer agent requirements.

4. After completion of this issuance, I, together with my affiliates, persons acting in concert, joint beneficial owners, and entities controlled or jointly controlled by me, will not beneficially own in aggregate more than 9.99% of the total issued ordinary shares and total voting power of Datasea Intelligent Technology Ltd. after the issuance, whichever is lower.

5. There is no affiliation, acting-in-concert relationship, joint voting arrangement, joint sale arrangement, return of proceeds arrangement, repurchase arrangement, guaranteed return arrangement, compensation arrangement, nominee holding arrangement, joint beneficial ownership arrangement, or other arrangement between me and Lü Hongwei, the other recipient of the designated shares, that may cause beneficial ownership to be aggregated.

6. If any of the foregoing confirmations changes, or any circumstance arises that may cause me to be deemed an affiliate of the Company, a nominee holder for Party A, a person acting in concert, a joint beneficial owner, or otherwise require aggregation of shareholding, I will immediately notify Tianjin Information Sea Information Technology Co., Ltd. and Datasea Intelligent Technology Ltd. in writing.

7. I undertake to provide identity documents, investor questionnaires, tax forms, beneficial ownership confirmations, and other reasonable documents as required by Datasea Intelligent Technology Ltd., its securities counsel, BVI counsel, and transfer agent.

8. If any of my foregoing confirmations or undertakings is false, misleading, materially omitted, or breached, causing Tianjin Information Sea Information Technology Co., Ltd., Datasea Intelligent Technology Ltd., or their affiliates to suffer regulatory inquiries, trading restrictions, legal liability, expenses, or other losses, I am willing to bear corresponding compensation liability in accordance with law.

Confirming Person (Signature): Yang Zhaobing
Identity Document No.: 230823196910272485
Contact Address: Yongping Hamlet, Yongping Village, Sandaogang Town, Yilan County, Heilongjiang Province
Date: June 5, 2026

Appendix 4: Investor Confirmation Letter of the Designated Share Recipient

To: Tianjin Information Sea Information Technology Co., Ltd.; Datasea Intelligent Technology Ltd.

I, Lü Hongwei, hereby confirm as follows:

1. I am a Designated Share Recipient under the Patent Asset Purchase Agreement and the ultimate beneficial owner of the Consideration Shares proposed to be acquired.

2. I am not a director, officer, shareholder holding more than 10%, affiliate, or affiliate-controlled entity of Datasea Intelligent Technology Ltd., nor am I an agent, nominee holder, person acting in concert, or trustee of any of the foregoing.

3. The DTSS Class A ordinary shares acquired by me are unregistered Restricted Securities and have not been registered under the U.S. Securities Act of 1933. I understand that such shares may not be freely traded immediately and shall be subject to Rule 144, Regulation S, an effective registration statement or other applicable securities law exemption, and transfer agent requirements.

4. After completion of this issuance, I, together with my affiliates, persons acting in concert, joint beneficial owners, and entities controlled or jointly controlled by me, will not beneficially own in aggregate more than 9.99% of the total issued ordinary shares and total voting power of Datasea Intelligent Technology Ltd. after the issuance, whichever is lower.

5. There is no affiliation, acting-in-concert relationship, joint voting arrangement, joint sale arrangement, return of proceeds arrangement, repurchase arrangement, guaranteed return arrangement, compensation arrangement, nominee holding arrangement, joint beneficial ownership arrangement, or other arrangement between me and Designated Share Recipient A that may cause beneficial ownership to be aggregated.

6. If any of the foregoing confirmations changes, or any circumstance arises that may cause me to be deemed an affiliate of the Company, a nominee holder for Party A, a person acting in concert, a joint beneficial owner, or otherwise require aggregation of shareholding, I will immediately notify Tianjin Information Sea Information Technology Co., Ltd. and Datasea Intelligent Technology Ltd. in writing.

7. I undertake to provide identity documents, investor questionnaires, tax forms, beneficial ownership confirmations, and other reasonable documents as required by Datasea Intelligent Technology Ltd., its securities counsel, BVI counsel, and transfer agent.

8. If any of my foregoing confirmations or undertakings is false, misleading, materially omitted, or breached, causing Tianjin Information Sea Information Technology Co., Ltd., Datasea Intelligent Technology Ltd., or their affiliates to suffer regulatory inquiries, trading restrictions, legal liability, expenses, or other losses, I am willing to bear corresponding compensation liability in accordance with law.

Confirming Person (Signature): Lü Hongwei Identity Document No.: 142202200001280992 Contact Address: No. 834, Tongluowan Street, Xuangang Town, Yuanping City, Shanxi Province Date: June 5, 2026

Appendix 5: Non-Affiliation, No Nominee Holding, No Acting-in-Concert, and Consideration Share Calculation Confirmation Form

I. Non-Affiliation, No Nominee Holding, and No Acting-in-Concert Confirmation

1. The two recipients each confirm that they are the ultimate beneficial owners of the Consideration Shares, and that their acquisition of the Consideration Shares is based on their own lawful rights and interests arrangements, and there is no nominee holding, entrusted holding, trust holding, holding in name only, or other similar arrangement for Party A, Party B, DTSS, or any third party.

2. The two recipients jointly confirm that there is no affiliation, acting-in-concert relationship, joint voting arrangement, joint sale arrangement, return of proceeds arrangement, repurchase arrangement, guaranteed return arrangement, compensation arrangement, nominee holding arrangement, joint beneficial ownership arrangement, or other arrangement between them that may cause beneficial ownership to be aggregated.

3. If any of the foregoing confirmations changes, or if the two recipients are required to aggregate beneficial ownership due to applicable law, Nasdaq rules, securities counsel’s opinion, BVI counsel’s opinion, or transfer agent requirements, the two recipients shall be subject to an aggregated 9.99% Beneficial Ownership Cap and shall cooperate in the automatic reduction of the final issuance quantity or adjustment of the allocation ratio between A/B.

II. Consideration Share Calculation Table

Item	Content/Value	Remarks
Purchase Price	RMB 7,000,000	Determined pursuant to the Patent Asset Purchase Agreement
Proposed Issuer	Datasea Intelligent Technology Ltd.	Nasdaq: DTSS; DTSS is not a signing party to the main agreement
Share Class	Class A ordinary shares	Unregistered Restricted Securities
Designated Share Recipients	Yang Zhaobing; Lü Hongwei	Final share recipients designated by Party A
Recipient Allocation Ratio	Yang Zhaobing: [50]%; Lü Hongwei: [50]%	Subject to final approval by the DTSS board of directors
RMB/USD Exchange Rate	[●]	Based on the RMB/USD central parity rate authorized and published by the People’s Bank of China on the business day immediately preceding the share issuance closing date, or an exchange rate confirmed in writing by the Parties and approved by the DTSS board of directors
Per-Share Issue Price	[●] USD/share	In principle, the closing price of DTSS Class A ordinary shares on the Nasdaq Capital Market on the trading day immediately preceding the share issuance closing date; provided that it shall not be lower than the Minimum Price
Issuance Quantity Formula	Number of shares = RMB 7,000,000 ÷ applicable RMB/USD exchange rate ÷ per-share Issue Price	No fractional shares will be issued; the treatment of fractional shares shall be subject to board approval and TA requirements
Issuance Quantity Cap	The aggregate number of shares issued to the two recipients in this issuance shall not reach or exceed 20% of the issued ordinary shares or total voting power prior to the issuance and shall be controlled within 19.99%	Calculated based on pre-issuance share capital and voting power, whichever is lower
Beneficial Ownership Cap	Each of the two recipients, together with affiliates, persons acting in concert, and joint beneficial owners, shall not hold more than 9.99% after the issuance; if aggregation is required, the two recipients shall be subject to an aggregated 9.99% cap	Based on the two recipients’ confirmation that there is no affiliation or acting-in-concert relationship
Final Issuance Quantity	[●] shares	Subject to board approval, legal opinions, and the TA’s ability to process the issuance
Restrictive Legend	Applicable	The shares have not been registered under the U.S. Securities Act of 1933, and transfers must comply with Rule 144, Regulation S, or another applicable exemption

III. Automatic Adjustment Mechanism

If the number of shares calculated according to the above formula causes the aggregate number of Consideration Shares issued to the two recipients in this issuance to reach or exceed 20% of DTSS’s total issued ordinary shares or total voting power prior to this issuance, or may trigger Nasdaq shareholder approval rules, the final issuance quantity shall automatically be reduced to the maximum issuable number that does not trigger the relevant restrictions.

If the Issue Price is lower than the Minimum Price, the Issue Price shall automatically be increased to not lower than the Minimum Price; after adjustment of the Issue Price, if the number of shares to be issued may still trigger the Issuance Quantity Cap, Beneficial Ownership Cap, or other regulatory restrictions, the final issuance quantity shall continue to be automatically reduced to the maximum issuable number that does not trigger the relevant restrictions.

If either of the two recipients, together with his affiliates, persons acting in concert, joint beneficial owners, and entities controlled or jointly controlled by him, may exceed the 9.99% Beneficial Ownership Cap after completion of this issuance, or if the two recipients may exceed the 9.99% Beneficial Ownership Cap after being required to aggregate ownership due to affiliation, acting in concert, nominee holding, joint beneficial ownership, or similar arrangements, the final issuance quantity and the A/B allocation ratio shall be automatically reduced or adjusted to the maximum number that does not trigger the relevant restrictions.

Any shortfall in the Purchase Price resulting from the foregoing automatic adjustment shall be separately negotiated by Party A and Party B and handled by cash payment, deferred payment, installment issuance, reduction of transaction scope, adjustment of the Purchase Price, or other lawful means.

Party A (Seal): Tianjin Qianli Culture Media Co., Ltd. Legal Representative/Authorized Representative: Date:	Party B (Seal): Tianjin Information Sea Information Technology Co., Ltd. Legal Representative/Authorized Representative: Date:
Designated Share Recipient Yang Zhaobing (Signature): Date:	Designated Share Recipient Lü Hongwei (Signature): Date: